Exhibit (e)(7)

June 30, 2008

Dr. Louis G. Lange

Chairman and CEO

CV Therapeutics, Inc.

3172 Porter Drive, Palo Alto

CA 94304

Dear Dr. Lange,

I hope this letter finds you well and I believe you continue to keep yourself busy.

It has been six months since we met here to discuss potential partnering opportunities between CV Therapeutics and Astellas. Following that meeting, with your kind assistance and understanding, our team, consisting of representatives from the US, EU and Japan, were able to visit your office to conduct due diligence, for which we appreciate your generosity and hospitality then extended to our team. The team then developed various collaboration scenarios for discussion with the management team.

The management team met last week and discussed various options. and confirmed that our interest in ranolazine remains very strong. We are now fine-tuning our proposal to best address the interests of the shareholders of both CV Therapeutics and Astellas. While we understand that you are looking for a partner solely for the EU, or for the EU and the US PCP market (as you presented here in December), we are weighing a more comprehensive and strategic proposal.

Dr. Doi and his team will follow up with you shortly. In the meantime, however. I appreciate your continued understanding.

Sincerely,

Masafumi Nogimori

President and CEO

cc: Masaki Doi